100 Century Center Court, Suite 650, San Jose, CA 75112 1-800-658-2670

November 9, 2007

VIA EDGAR
AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mark P. Shuman, Esq.

Re:	EnterConnect Inc.
Form SB-2, filed August 15, 2007
File Number 333-145487

Dear Mr. Shuman:

Please be advised that the undersigned is the duly elected Chief Executive Officer and Chairman of the Board of EnterConnect Inc. (the "Registrant").  Having been advised that the Commission has no further comments to the Registrant's Form SB-2 Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Friday, November 9, 2007 at 9:30 a.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant=s filing, please do not hesitate to contact me.

Very truly yours,

Sam Jankovich